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SEC FILE NUMBER
8-17264

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2023** AND ENDING **12/31/2023**

(MM/DD/YY) (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Crown Capital Securities, L.P.**

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

725 Town and Country Road, STE 530

(No. and Street)

Orange	**Ca**	**92868**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Darol K Paulsen	**714 547-9481**	dpaulsen@crowncapitalsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Faber Hass Hurley LLP

(Name – if individual, state last, first, and middle name)

9301 Oakdale Avenue	**Chatsworth**	**CA**	**91311**
(Address)	(City)	(State)	(Zip Code)
2003		**PCAOB-223**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Darol K. Paulsen _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Crown Capital Securities, L.P. _____ , as of 12/31 _____ , 2023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
C.E.O.

SEE ATTACHED CERTIFICATE
_____
Notary Public   _mß/2_

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- Exempt ☒ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- Exempt ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- Exempt ☒ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT   **GOVERNMENT CODE § 8202**

State of California

County of _ORange_

Subscribed and sworn to (or affirmed) before me on

this _28th_ day of _MARch_ , 20_24_ , by
Date   Month   Year

(1) _DAROL K. PAULSON_

(and (2) _____),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



MERRI B. ROBINSON
Notary Public · California
Orange County
Commission # 2482774
My Comm. Expires Mar 16, 2028

Signature _Merri B. Robinson_

Place Notary Seal and/or Stamp Above   *Signature of Notary Public*

OPTIONAL

*Completing this information can deter alteration of the document or
fraudulent reattachment of this form to an unintended document.*

Description of Attached Document

Title or Type of Document: _CC6 ZP. Annual Reports Form X-17A-5 pt III_

Document Date: _12/31/23_   Number of Pages: _____

Signer(s) Other Than Named Above: _____



(SEC FILE No. 8-17264)

**FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION**

YEAR ENDED DECEMBER 31, 2023

CROWN CAPITAL SECURITIES, L.P.

TABLE OF CONTENTS



FARBER HASS HURLEY LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Crown Capital Securities, L.P.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Crown Capital Securities, L.P. as of December 31, 2023, the related statements of income, changes in partners' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Crown Capital Securities, L.P. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Crown Capital Securities, L.P.'s management. Our responsibility is to express an opinion on Crown Capital Securities, L.P.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Crown Capital Securities, L.P. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

9301 Oakdale Avenue, Suite 230 Chatsworth, CA 91311
P 818-895-1943 **F** 818-727-7700
fhhcpas.com

(Continued)

Supplemental Information

The Schedule I, Computation of Net Capital Requirements Pursuant to Rule 15c3-1, Schedule II, Computation For Determination Of Reserve Requirements Pursuant to Rule 15c3-3, and Schedule III, Information Relating to the Possession and Control Requirements Under Rule 15c3-3, Schedule IV, Reconciliation Pursuant to Rule 17a5(d)(4), and Schedule V, Reconciliation of the Computation of Audited Net Capital to Unaudited FOCUS Report Under Rule 15c3-1, have been subjected to audit procedures performed in conjunction with the audit of Crown Capital Securities, L.P.'s financial statements. The supplemental information is the responsibility of Crown Capital Securities, L.P.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Farber Hass Hurley, LLP

We have served as Crown Capital Securities, L.P.'s auditor since 2021.
Chatsworth, California
April 1, 2024

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF FINANCIAL CONDITION
December 31, 2023

ASSETS

Cash and Cash equivalent	$	2,708,724
Commissions receivable		2,293,034
Other receivable		245,000
Due from clearing firms		75,443
Prepaid expenses		174,225
Property and equipment, net		25,433
Deposits		216,951
Operating lease asset		613,909
TOTAL ASSETS	$	6,352,719

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES

Commissions payable	$	2,442,485
Accounts payable		360,779
Conference deposits		61,000
Deferred revenue		174,094
Operating lease obligation		719,886
Contingency reserve		674,000
TOTAL LIABILITIES		4,432,244

Commitments and contengencies (Note 20)

PARTNERS' CAPITAL		1,920,475
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	6,352,719

The accompanying notes are an intergal part of the financial statements.

REVENUES

Commissions insurance products	$	15,478,646
Commissions mutal fund products		8,157,107
Advisory and asset management fees		14,906,702
Commissions partnerships		2,681,740
Commissons equity transactions		1,783,326
Represenative's fees and reimbursements		1,204,408
Other revenues		696,666
Total revenues		44,908,596

EXPENSES

Commissions	38,087,839
Contract services - personnel	2,626,900
Compliance and inspections	129,238
Communications and data processing	1,125,261
Depreciation expense	9,934
Insurance	1,128,453
Interest	173,145
Occupancy	494,688
Operating and other	316,826
Professional services	633,529
Settlements, net	1,415,855
Tax, licenses and permits	282,882
Total expenses	46,424,550

NET LOSS	$	(1,515,954)

The accompanying notes are an integral part of the financial statements.

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF PARTNERS' CAPITAL
Year Ended December 31, 2023

	GENERAL PARTNER		LIMITED PARTNERS		TOTAL
Balance, at Deccember 31, 2022	$	2,318,111	$ 1,118,318	$	3,436,429
Net Loss		(1,020,692)	(495,262)		(1,515,954)
Balance, at Deccember 31, 2023	$	1,297,419	$ 623,056	$	1,920,475

The accompanying notes are an integral part of the financial statements.

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss			$	(1,515,954)
Adjustments to reconcile net income to net cash				
used by operating activities:				
Depreciation expense	$	9,934		
Amortized lease right		390,751		
Changes in operating assets and liabilities:				
Commissions receivable		112,245		
Other receivable		(201,431)		
Due from clearing firms		13,082		
Prepaid expenses		101,748		
Deposits		82,127		
Commissions payable		(128,539)		
Account payable		242,848		
Conference deposits		(1,761)		
Deferred revenue		(128,803)		
Operating lease obligation		(438,459)		
Contingency reserve		509,634		
Total adjustments				563,376
Net cash used in operating activities				(952,578)
Net Decrease in Cash				(952,578)
Cash and Cash Equivalents at Beginning of Year				3,661,302
Cash and Cash Equivalents at End of Year			$	2,708,724

The accompanying notes are an integral part to the financial statements.

Note 1. Nature of operations and significant accounting policies

Crown Capital Securities, L.P. (the "Partnership") was formed on January 4, 1999 in the State of Delaware. The Partnership is a licensed Broker-Dealer under the Securities Exchange Act of 1934 ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Partnership also is a Registered Investment Advisor pursuant to the Investment Advisory Act of 1940.

The Partnership operates as an introducing (non-carrying) Broker-Dealer that clears customers' securities transactions with Clearing Broker-Dealers Pershing, LLC and National Financial Services, LLC on a fully disclosed basis. The Clearing Broker-Dealers carry the customers' accounts and maintain records pertaining thereto. The Partnership also maintains business relations with various mutual funds, insurance companies and publicly traded partnerships. The Partnership provides advisory fee services and hosts seminars and conferences. At December 31, 2023, the Partnership was registered in fifty states and Washington, D.C. and has independent registered representatives throughout the United States.

Basis of Presentation

The Financial Statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). References to specific U.S. GAAP in these financial statements cite topics within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and short-term liquid investments purchased with maturities of three months or less.

Fair Value Measurements

The Partnership accounts for its financial instruments in accordance with FASB ASC - 820, *Fair Value Measurements* which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuations techniques. Fair value is the is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. The fair value hierarchy prioritizes the inputs of valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant vales are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable

Financial assets consist of cash, commissions receivable, and commissions payable which approximate their estimated fair values based on their short-term nature the Partnership's financial instruments

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of the financial statements; accordingly, it is possible that the actual results could differ from these estimates and assumptions, which could have a material effect on the reported amounts of the financial position and results of operations.

Note 1. Nature of operations and significant accounting policies (continued)

Revenue Recognition

The FASB issued ASC 606, *Revenue from Contracts with Customers,* which provides a five-step analysis of contracts to determine when and how revenue is recognized and replaces most existing revenue recognition guidance in U.S. GAAP.   Revenue is recognized upon satisfaction of a single-performance obligation by transferring control over the service to a customer based on the terms of the sale. A customer is considered to have control once they are able to direct the use and receive substantially all of the benefits of the product.

Revenue from contracts with customers include commission income and fees from asset management services. The recognition and measurement of revenue is based on the assessment of individual contracts terms. Significant judgement is required to determine whether performance obligations are satisfied at a point of time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue bases on the appropriate measure of the Partnership's progress under the contract; and whether constraints should be applied due to uncertain future events.

Commissions Equity Transactions, Insurance Products, Partnerships and Other

The Partnership earns brokerage transaction fees and commission from its contracts with brokerage customers to transact on their account. This commission revenue represents revenue from introducing trades and is recognized on a trade date basis as broker-dealer services are provided.

Commissions Mutual Fund Products

Mutual Fund or pooled investment investments vehicles (collectively, "Funds") have entered into agreements with the Partnership to distribute/sell its shares to investors. Many Funds pay a commission upon settlement of purchase of the Funds share. Certain fees may be paid over-time (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the shares held by the Partnership's customers. The Funds may also, upon the investors exit from the Funds, pay contingent deferred sales charge. Mutual Fund revenue consisting of sales charges is recognized on a trade date basis.

Register Investor Advisory and Asset Money Management

The Partnership, through their Independent Registered Investor Advisors ("RIA"), earn fees from their contracts with brokerage customers as they manage assets for investments and/or to transact on their accounts. These fees are primarily earned over time. Asset Money Management fees are also primarily earned over time as the RIA provides the contracted services and amounts are generally assessed based on a tiered scale of the market value of assets under management ("AUM") at determined month-ends.

Reimbursement Income from Independent Representatives

The Partnership obtains reimbursements from their independent representatives for errors and omissions insurance, third-party internet operating tools, resource materials and paperless records management. The Partnership collects most of the reimbursements by deductions from the respective representatives earned commissions. However, the Partnership reclassifies the deductions as reimbursements in order for commissions expense to better approximate gross commissions reportable to the representatives on their respective annual compensation forms 1099-NEC.

Marketing and Other Revenue

These are general revenues originated by the Partnership. The Partnership hosts seminars and conferences for top performing independent representative and participating investment product sponsors.

Note 1. Nature of operations and significant accounting policies (continued)

Advertising costs

Advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 2023 was $31,612.

Income Taxes

The Partnership implemented FASB ASC 740, Income Taxes, which changes the framework for accounting for uncertainty in income taxes. Management has considered its tax positions and believes that the positions taken by the Partnership are more-likely-than-not to be sustained upon examination. The Partnership is a "flow through entity", and under the Internal Revenue Code, all taxable income or loss flows through to it's Partners. Therefore, no federal income tax expense or liability is recorded in the accompanying financial statements.

The federal and state income tax returns of the Partnership are subject to examination by the IRS for three years after the tax returns are filed and for state authorities the examination period is four years.

Note 2. Concentration of Cash and Cash Equivalents

At December 31, 2023, the Partnership had cash and cash equivalents totaling $2,708,724. The cash consisted of $1,676,024, before outstanding items, which was held by a bank located in California. The cash equivalent consisted of a $1,032,700 U.S. Treasury bill ("T-bill) which was purchased on December 22, 2023 with a maturity date of January 23, 2024.

The cash is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The T-bill was held by a California brokerage firm and is not insured by the FDIC. At December 31, 2023 the Partnership had an uninsured cash and cash equivalent balance of $2,477,277.

The Partnership has not experienced any loss as a result of the amount that was in excess of the FDIC insurance, and management believes it is not exposed to any significant credit risk on cash. The T-bill is backed by the full faith of the United States government.

Note 3. Commissions Receivable

At December 31, 2023 the commission receivable balance was $2,293,034. Commissions receivables represent amounts due from the Partnership's Investment Product Sponsors. At January 1, 2023 the commission receivable balance was $2,405,279.

Management has reviewed the December 31, 2023 receivables for actual payments received following the close of the year ended December 31, 2023, and determined that an allowance for bad debts is not necessary to be included in the financial statements based on subsequent receipts and deposits.

Note 4. Other Receivable

At December 31, 2023 the other receivable balance consisted of $245,000 for an accrued insurance reimbursement. See Note 21, Subsequent Events.

Note 5. Due from Clearing Brokers

The Partnership's has receivables due from two clearing brokers that consist of the proprietary accounts for the introducing broker-dealer. Certain clearing account balances may be restricted to comply with the clearing broker agreement. The clearing brokers issue semi-monthly payments to the Partnership. At December 31, 2023, the total due from the clearing broker's was $75,443. At January 1, 2022, the total due from the clearing broker's was $88,525.

Note 6. Prepaid Expenses

At December 31, 2023, the Partnership's total prepaid expenses were $174,225. Prepaid expenses consist of $8,923 for insurance and $165,302 for licensing fees paid in advance to FINRA on behalf of the Partnership's Registered Representatives. At January 1, 2023 prepaid expenses were $179,598.

Note 7. Property and Equipment

Property and Equipment consisting of computer equipment, website design, and security system, are stated at cost less accumulated depreciation and amortization. Capital expenditures and betterments to Property and Equipment with a cost of over $5,000 are capitalized. Repairs and maintenance costs are charged to expense as incurred. The Partnership's depreciable property and equipment and depreciation methodology is as follows:

Description	Cost	Useful life	Method
Computer	$ 13,966	5 years	straight-line
Website design	36,000	5 years	straight-line
Security system	49,990	7 years	straight-line
Total	99,956		
Less accumulated depreciation	74,523		
Property and equipment, net	$ 25,433		

Total depreciation and amortization expense was $9,934 for the year ended December 31, 2023.

Note 8. Deposits

At December 31, 2023, the Partnership deposits that consisted of:

Description	Amount
Pershing, LLC	$ 100,000
National Financial Services, LLC	25,000
Conference Events 2024	57,060
FINRA	34,891
Total	$ 216,951

The Pershing LLC and National Financial Services, LLC deposits are in accordance with the respective clearing firm's agreements and are refundable with-in thirty days in the event of a termination of the agreement.

Note 9. Commissions Payable

At December 31, 2023, accrued commissions payable totaled $2,442,485. Commissions payable represent commissions earned by the Partnership's independent representatives up through December. The commissions payable includes an accrued estimated amount from the corresponding commissions receivable. Upon receipt of the commission receivable, the Partnership pays the corresponding commission expense by the following commission pay period. At January 1, 2023, accrued commissions payable was $2,571,024.

Note 10. Conference Deposits

At December 31, 2023, the Partnership had deposit monies totaling $61,000 which were received in advance for a conference being conducted in January 2024. At January 1, 2023, there was a total of $62,761 in deposits, consisting of $55,000 in deposits for a conference held in February 2023 and a miscellaneous deposit of $7,761.

Note 11. Deferred Revenue

Deferred revenue consists of $174,094 for monies received in the fourth quarter of the year ended December 31, 2023 from the Partnership's independent representatives that prepaid their respective year 2024 licensing renewals and annual administrative services charges levied by the Partnership. At January 1, 2023 the Partnership had total deferred revenue of $302,897 which included $195,815 from their independent representatives and $107,082 for RIA advisory and management fees for services that had not yet been rendered to clients.

Note 12. Operating Lease

The Partnership leases its corporate office space under a noncancellable operating lease expiring in 2025. The Partnership's lease agreement does not contain any material residual value guarantees or material restrictive covenants. Right-to-use ("ROU") asset represents the right-to-use an underlying asset during the lease term and lease liability represents the obligation to make lease payments arising from the lease. Operating lease ROU asset and liability are recognized at the commencement date of the lease based on the present value of the minimum lease payments over the lease term. When readily determinable, the Partnership uses the rate implicit in the lease agreement in determining the present value of lease payments. If the implicit rate is not provided, the Partnership estimates its incremental borrowing rate based on information available at the lease commencement date, based on the lease term. At the commencement of the lease, the ROU asset for the operating lease is measured by taking the sum of the present value of the lease liability, initial direct costs (if any) and prepaid lease payments (if any) and deducting lease incentives (if any). After the lease commencement date and over the lease term, lease expense is recognized as a single cost on a straight-line basis. Lease agreements related to properties are generally comprised of lease components, such as common area maintenance charges, are expensed as incurred and recognized separately from the straight-line lease expense.

During the year ended December 31, 2023, the Partnership reduced the operating lease liability by $438,459; cash paid as operating cash flows for the operating lease was $475,189; the weighted average remaining lease term for operating lease was 1.6 years; and the weighted average discount rate was 2.32%.

Future minimum lease obligations as of December 31, 2023 were as follows:

Year Ending, December 31,	Operating Lease
2024	$ 491,821
2025	291,000
Total future lease payments	782,821
Less: imputed interest	62,935
Total present lease liability	$ 719,886

Note 13. Repurchase Agreements

The Partnership acts as an agent in selling tax-sheltered annuities for certain insurance companies. In the event of cancellation of any tax-sheltered annuity contracts by the purchasers, the Partnership may incur a liability for return of unearned commissions. However, the number of cancellations experienced by the Partnership to date has been insignificant.

Note 14. Concentrations of Credit Risk

In the normal course of business, the Partnership's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Partnership to off balance-sheet risk in the event the customer or clearing broker is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss. Pursuant to clearing agreements, the Partnership introduces its securities transactions to its clearing brokers, on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers.

In accordance with the clearing agreements, the Partnership has agreed to indemnify the clearing brokers for losses, if any, that the clearing brokers may sustain from carrying securities transactions introduced by the Partnership, and to maintain certain minimum balances, as defined. In accordance with industry practice and regulatory requirements, the Partnership and the clearing brokers monitor collateral on the customers' accounts.

Note 15. Credit Loss

FASB ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326) introduced a credit loss methodology, Current Expected Credit Losses ("CECL"), which requires recognition of credit losses based on expected factors, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU. The CECL methodology utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses.

The methodology replaces the multiple existing impairment methods in U.S. GAAP, which generally require that a loss be incurred before it is recognized. For financial assets measured at amortized cost (e.g., cash and receivables from due from registered representatives, broker dealers and clearing brokers), the Partnership has concluded that there are immaterial expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

Note 16. Service and Expense Sharing Agreement with a Related Party

The Partnership has an on-going service and expense reimbursement agreement with a company that is related to the general and a limited partner of the Partnership, where the related company provides professional and administrative personnel and various office services for the Partnership. In addition to the expense reimbursements, the Partnership pays a monthly processing fee to the related company of $7,500.

During the year ended December 31, 2023, the Partnership paid $3,432,647 to the related company for the reimbursement of the various general and administrative expenses, and processing fees pursuant to the service agreement. The Partnership records the service agreement payments by expense categories consisting of personnel, and various other general and administrative expense categories. Certain expenses were charged to the Partnership's individual independent representatives for individual reimbursements.

Note 17. Related Party Transactions

For the year ended December 31, 2023, the Partnership was reimbursed $1,051,339 by their independent representatives for errors and omissions insurance and reimbursed another $204,815 for operating and data management platforms for a total of $1,256,154. The reimbursements are obtained through commission expense payment reductions and recorded at other income in lieu of reducing gross commission expense.

The Partnership business affiliations with four Crown Capital Insurance Agency, L.L.C.s', CCIA Nevada, Inc. and Jewel Insurance Agency, Inc (collectively, the "CCIA Group"), where they agree to provide the Partnership with the exclusive use of their licenses that the Partnership reasonably requires to operate its business as a full-service broker/dealer with insurance products. For the year ended December 31, 2023, total revenues generated from these agreements were $8,328,798; $18,264 and $1,560, respectively. In consideration for these entities providing the use of their licenses, the Partnership shall advance funds or reimburse each CCIA Group for any and all expenses they incur with obtaining or maintaining their licenses.

The Partnership received a loan from a related party, see Note 21, Subsequent Events.

Note 18. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to allowable net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Partnership had net allowable capital of $1,365,445 as computed in supplementary Schedule I, which was $1,110,889 in excess of its required minimum net capital of $254,556.

The required minimum net capital is the greater of $50,000 or $254,556 as computed at 6.67% of the $3,818,335 aggregate liabilities as indicated on the December 31, 2023 Statement of Financial Condition after adjustment for the operating lease liabilities in excess of operating lease asset. The Partnership's liabilities to net capital ratio was 2.80 to 1.

Note 19. Statement of Cash Flows

Supplemental disclosure of Cash Flow information regarding cash paid for the year:

Interest expense	$ 173,145
State income/receipts tax	$ 37,676

Note 20. Commitments and Contingencies

The Partnership implements FASB ASC 450-20, "Contingencies" which requires that a liability is to be recognized for an accrued contingent loss:

1. If it is probable that an obligation has been incurred because of a transaction or event that occurred on or before the date of the financial statements, and indebtedness.

2. If the amount of the obligation can be reasonably estimated.

At December 31, 2023, the Partnership is named as a defendant in various arbitration proceedings and one complaint. Such matters arise in the course of business, and it is common in the broker-dealer industry. The amount sought for compensatory damages, approximates $674,000, but does not include potential amounts for punitive damages, legal fees and other costs.

Note 20. Commitments and Contingencies (continued)

The Partnership accrued transactions pursuant to the requirements imposed by FINRA, see Note 21, Subsequent Events.

With regards to arbitration proceedings, the Partnership's management believes it has sufficient defenses and will vigorously defend itself against the claims with their legal counsel proceeding accordingly.

The Partnership maintains liability insurance in the event of any excess settlement balance, management expects to be covered by their Errors and Omissions ("E&O') insurance provider. Each claim is subject to a $50,000 deductible for initial legal and related expenses.

Note 21. Subsequent Events

The Partnership's management has evaluated subsequent events through April 1, 2024, which is the date the financial statements were issued to the SEC/PCAOB. Based upon this evaluation, it was determined that no subsequent events occurred that require recognition in the financial statements and that the following item represents a subsequent event that merits disclosure herein:

Previously, on July 25, 2023 the Partnership, in a joint press release issued by LPL Financial LLC ("LPL"), had announced that LPL had entered into a definite purchase agreement to acquire the wealth management business of Crown Capital Securities, L.P. This is an on-going event and the terms of the sale are confidential. The Partnership's Management has notified FINRA and the SEC. The Partnership obtained approval from FINRA and Management anticipates that the final terms of the sale and remaining compliance requirements will occur in May 2024.

As a result of requirements issued by FINRA; as of December 31, 2023, the Partnership accrued a liability for a $245,000 settlement payable into an attorney's trust account and accrued a corresponding $245,000 receivable from their insurance company. The Partnership also accrued $674,000 for a legal contingency reserve that was payable into an attorney's trust account. The respective amounts of $245,000 and $674,000 were paid by wire transfers that cleared the Partnership's bank account on January 23, 2024.

Regarding the above referenced $240,000 settlement, in March 2024, the Partnership received an insurance refund of $238,198 which was net of $6,832 for miscellaneous fees and expenses.

On February 20, 2024 the Partnership borrowed one hundred thirty-five thousand dollars ($135,000) from their CEO/Managing Partner to finance the remaining costs of the Partnership's conference event held in January 2024. The promissory note is payable upon the Lender's demand with interest at 4.5% per annum. Management does not anticipate a demand for payment from the related party Lender until after May 2024.

SUPPLEMENTARY INFORMATION

CROWN CAPITAL SECURITIES, L.P.
SUPPLEMENTAL SCHEDULES
Year Ended December 31, 2023

SCHEDULE I

Part 1 - Computation of Net Capital pursuant to Rule 15c3-1

Total Partners' Capital, at December 31, 2023	$ 1,920,475

Less non-allowable assets:

Commissions receivable, aged over 30 days or ineligible %	243,968
FINRA deposit	34,891
Prepaid expenses	174,225
Property and equipment, net	25,433
Other deposits	57,059

Less deductions:

Haircut for fidelity bond deductible	19,454
Total non-allowed assets and deductions	555,030
Net Capital pursuant to Rule 15c3-1	$ 1,365,445

Part 2 - Computation of Minimum Net Capital Required

General liabilites, before operating lease obligation	3,712,358
Operating lease liability in excess of operating lease asset	105,977
Aggregate indebtedness	$ 3,818,335
Required Net Minimum Net Capital *	$ 254,556

* (6.666667% of aggregate indebtedness, or $50,000, whichever is greater)

Excess Net Capital at December 31, 2023	$ 1,110,889

See accompanying report of independent accounting firm.

SCHEDULE II

Computation of reserve requirement pursuant to Rule 15c3-3:

The Partnership claims an exemption under paragraph (k)(2)(ii) under Rule 15c3-3 and the Partnership's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) money management; (2) advisory fees; (3) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Partnership (4) transaction fees; (5) independent representative fees; and (6) other revenues, and the Partnership (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

SCHEDULE III

Information relating to the possession or control requirements under Rule 15c3-3:

The Partnership claims an exemption under paragraph (k)(2)(ii) under Rule 15c3-3 and the Partnership's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) money management; (2) advisory fees; (3) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Partnership (4) transaction fees; (5) independent representative fees; and (6) other revenues, and the Partnership (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

SCHEDULE IV

Reconciliation of net capital computation to the reserve computation pursuant to Rule 17a5(d)(4):

The Partnership claims an exemption under paragraph (k)(2)(ii) under Rule 15c3-3 and the Partnership's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) money management; (2) advisory fees; (3) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Partnership (4) transaction fees; (5) independent representative fees; and (6) other revenues, and the Partnership (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

See accompanying report of independent accounting firm.

RECONCILIATION OF THE AUDITED NET CAPITAL TO UNAUDITED FOCUS REPORT

	Partners' Capital	Non-Allowable Items	Net allowable Capital
Unaudited Fourth Quarter, Focus Report, December 31, 2023	$ 1,912,250	$ (529,132)	$ 1,383,118
Subsequent Adjustments:			
Increase in revenue	345,019	-	345,019
Increase in expenses	(336,794)	-	(336,794)
Increase in non-allowable commissions receivable	-	(34,450)	(34,450)
Decrease in non-allowable prepaids and other assets	-	4,604	4,604
Decrease in haircuts	-	3,948	3,948
Net Capital, December 31, 2023	$ 1,920,475	$ (555,030)	$ 1,365,445

See accompanying report of independent accounting firm.

 **FARBER HASS HURLEY LLP**

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Crown Capital Securities, L.P.

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEC Rule 17a-5(d), in which (1) Crown Capital Securities, L.P. ("Partnership") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Partnership claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) The Partnership stated that the Partnership met the identified exemption provisions throughout December 31, 2023, the most recent fiscal year except as described in its exemption report.

The Partnership is also filing the Exemption Report because the Partnership's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) money management; (2) advisory fees; (3) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Partnership (4) transaction fees; (5) independent representative fees; and (6) other revenues. In addition, the Partnership (1) did not did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Partnership's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Partnership's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions, except for fact that controls in place are insufficient to ensure that customer funds and securities are promptly transmitted as required by SEA Rule 15c3-3, paragraph (k)(2)(ii) and to identify all instances of prompt transmission rule violations and are reported in its Exemption Report.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

Chatsworth, California
April 1, 2024



**CROWN
CAPITAL**
SECURITIES, L.P.

<u>Management's Exemption Report – Pursuant to Paragraph (d)(4) of SEC Rule 17a-5</u>

The Management of Crown Capital Securities, L.P. (the "Partnership") is responsible for compliance with the reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker-dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker-dealer's designated examining authority (DEA). This report is for the Partnership's year ended December 31, 2023.

I, Darol K. Paulsen, to the best of my knowledge and belief make these assertions regarding the exemption provision as follows:

The Partnership claims exemption from the requirements of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii). The exemption applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmit all customer funds and securities to such clearing broker-dealer. In these arrangements, the clearing broker-dealer carries all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4. We had the following exceptions.

For the year ended December 31, 2023, our auditor inspected our checks blotter for the prompt transmittal of customer checks to our carrying broker-dealer. Based on the audit sample of checks received in November 2023, management extrapolated an estimated 144 customer checks that were mailed by various out-of-state OSJ branch offices to the home office in California for additional processing, tracking and for transmitting the checks to the clearing broker-dealer by noon of the next day. However, due to transit time between the Crown OSJ branch to the Crown home office the cumulative amount of time for transmitting the customers checks from Crown to the clearing firm would exceed an SEC interpretation of "promptly transmitted" as meaning, by noon of the next day from the date first received by a OSJ branch office's registered representative. Checks for a new account may have additional time under circumstances established by the commission. Whereas customer checks for purchase orders remain subject to the SEC interpretation of a prompt transmittal, unless otherwise granted relief.

The Partnership's management will implement a corrective action plan regarding the prompt transmission of checks initially received by our registered representatives at OSJ branch offices.

The Partnership is also filing this exemption report because the Partnership's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to (1) money management; (2) advisory fees; (3) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Partnership; (4) transaction fees; (5) independent representative fees; and (6) other revenues, and the Partnership (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

725 Town & Country Road • Suite 530 • Orange • CA 92868 • 714·547·9481 • Fax 714·547·9735
Member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation



**CROWN
CAPITAL**
SECURITIES, L.P.

<u>Management's Exemption Report – Pursuant to Paragraph (d)(4) of SEC Rule 17a-5 - (continued)</u>

To the best of my knowledge and belief the Partnership is therefore exempt from rule 15c3-3 because it met the exemption requirement to Rule 15c3-3 of the Securities and Exchange Commission, under paragraph (k)(2)(ii), other than the aforementioned exceptions, and other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 exemption throughout the Partnership's most recent fiscal year ended December 31, 2023.

Crown Capital Securities, L.P.

_____
Darol K. Paulsen, Chief Executive Officer

April 1, 2024

725 Town & Country Road • Suite 530 • Orange • CA 92868 • 714·547·9481 • Fax 714·547·9735
Member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation